                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---


                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  14008 M 10 4
                                 (CUSIP Number)

                                Bruce R. McMaken
                  600 Travis, Suite 3100, Houston, Texas 77002
                                  713-224-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 27, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14008M 10 4                 13D                     Page 1 of 23 Pages


1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund, L.P.
         Environmental Opportunities Fund II (Institutional), L.P. Environmental Opportunities Fund II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                 (a) [X]
                                                          (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)   WC, OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)     [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnerships

NUMBER OF                7     SOLE VOTING POWER               3,057,589
SHARES
BENEFICIALLY             8     SHARED VOTING POWER             None
OWNED BY
EACH                     9     SOLE DISPOSITIVE POWER          3,057,589
REPORTING
PERSON
WITH                    10     SHARED DISPOSITIIVE POWER       None


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,057,589

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)    [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.73%

14   TYPE OF REPORTING PERSON (See Instructions)      PN

CUSIP NO. 14008M 10 4                 13D                     Page 3 of 23 Pages


1    NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Environmental Opportunities Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                  (a) [X]
                                                           (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)    WC, OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)     [_]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware limited partnership

NUMBER OF                7       SOLE VOTING POWER              632,806
SHARES
BENEFICIALLY             8       SHARED VOTING POWER            None
OWNED BY
EACH                     9       SOLE DISPOSITIVE POWER         632,806
REPORTING
PERSON
WITH                    10       SHARED DISPOSITIIVE POWER      None


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         632,806

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)    [_]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.81%

14   TYPE OF REPORTING PERSON (See Instructions)       PN

CUSIP NO. 14008M 10 4                   13D                   Page 4 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Environmental Opportunities Fund II, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions) WC, OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)     [_]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited partnership

NUMBER OF                   7        SOLE VOTING POWER               524,840
SHARES
BENEFICIALLY                8        SHARED VOTING POWER             None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER          524,840
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER       None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           524,840

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%

14       TYPE OF REPORTING PERSON (See Instructions)          PN

CUSIP NO. 14008M 10 4                   13D                   Page 5 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Environmental Opportunities Fund II (Institutional), L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions) WC, OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)     [_]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited partnership

NUMBER OF                   7        SOLE VOTING POWER               1,899,943
SHARES
BENEFICIALLY                8        SHARED VOTING POWER             None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER          1,899,943
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER       None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,899,943

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.43%

14       TYPE OF REPORTING PERSON (See Instructions)          PN

CUSIP NO. 14008M 10 4                      13D                Page 6 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Environmental Opportunities Management Company, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions) WC, OO(1)


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)     [_]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited liability company

NUMBER OF                   7        SOLE VOTING POWER                 632,806
SHARES
BENEFICIALLY                8        SHARED VOTING POWER               None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER            632,806
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           632,806

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.81%

14       TYPE OF REPORTING PERSON (See Instructions)           OO

___________________
(1) Indicates source of funds used to purchase securities by Environmental Opportunities Fund, L.P.

CUSIP NO. 14008M 10 4                      13D                Page 7 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Fund II Mgt. Co., LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions) WC, OO (1)


5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware limited liability company

NUMBER OF                   7        SOLE VOTING POWER             2,424,783
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        2,424,783
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,424,783

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.92%

14      TYPE OF REPORTING PERSON (See Instructions)                OO

------------------
(1) Indicates source of funds used to purchase securities by Environmental Opportunities Fund, II, L.P. and Environmental Opportunities Fund II (Institutional), L.P.

CUSIP NO. 14008M 10 4                      13D                Page 8 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SMH CERI, LLC
           SMH CERI (Institutional), LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

           WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF                   7        SOLE VOTING POWER             2,050,000
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        2,050,000
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         5.85%


14       TYPE OF REPORTING PERSON (See Instructions)               OO

CUSIP NO. 14008M 10 4                      13D                Page 9 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SMH CERI, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

           WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF                   7        SOLE VOTING POWER             589,000
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        589,000
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           589,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         1.68%


14      TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                      13D               Page 10 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SMH CERI (Institutional), LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

           WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF                   7        SOLE VOTING POWER             1,461,000
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        1,461,000
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,461,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         4.18%


14      TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                      13D               Page 11 of 23 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SMH CERI II, LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

           WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

NUMBER OF                   7        SOLE VOTING POWER             2,818,868
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        2,818,868
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,818,868

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.05%


14      TYPE OF REPORTING PERSON (See Instructions)                OO

CUSIP NO. 14008M 10 4                      13D               Page 12 of 23 Pages

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Sanders Morris Harris Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

           WC, OO (1)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

NUMBER OF                   7        SOLE VOTING POWER             3,063,337
SHARES
BENEFICIALLY                8        SHARED VOTING POWER           None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        3,063,377
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER     None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,063,377

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)    [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         8.76%


14      TYPE OF REPORTING PERSON (See Instructions)                CO

------------------------
(1) Indicates the source of funds used to purchase securities by Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II (Institutional), L.P., SMH CERI, LLC, SMH CERI (Institutional), L.P., and SMH CERI II, LLC.

CUSIP NO. 14008M 10 4                      13D               Page 13 of 23 Pages

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Bruce R. McMaken

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

                  WC, OO (1)

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF                   7    SOLE VOTING POWER                 4,917,599
SHARES
BENEFICIALLY                8    SHARED VOTING POWER
OWNED BY
EACH                        9    SOLE DISPOSITIVE POWER            4,917,599
REPORTING
PERSON
WITH                       10    SHARED DISPOSITIIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,917,599

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.04%


14       TYPE OF REPORTING PERSON (See Instructions)          IN

_________________
(1) Indicates the source of funds used to purchase securities held by the reporting person and Environmental Opportunities Fund, L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund II
(Institutional), L.P., SMH CERI, LLC, SMH CERI (Institutional), L.P., and SMH CERI II, LLC.

CUSIP NO.  14008M 10 4                      13D              Page 14 of 23 Pages

Item 1.  Security and Issuer.

     This statement relates to the common stock of Capital Environmental Resource Inc., a corporation organized under the laws of the province of Ontario, Canada. The principal executive office of the issuer of such securities is located at 1005 Skyview Drive, Burlington, Ontario, Canada L7P 5131.

Item 2.  Identity and Background.

     Environmental Opportunities Fund, L.P. is a Delaware limited partnership ("EOF") whose principal business is making investments in the securities of other entities. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

         Environmental Opportunities Management Company, L.L.C. (the "EOF GP") is a Delaware limited liability company and the sole general partner of EOF. The principal business of EOF GP is to act as general partner of the Funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned EOF is determined by the investment committee of EOF GP. Attached as Appendix B is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF GP.

     Environmental Opportunities Fund II, L.P. ("Fund II") and Environmental Opportunities Fund II, (Institutional), L.P. ("EOF II Institutional") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     EOF, Fund II, and EOF II Institutional are referred to collectively as the "Funds."

     Fund II Mgt. Co., LLC (the "EOF II GP") is a Delaware limited liability company and the sole general partner of Fund II and EOF II Institutional. The principal business of EOF II GP is to act as general partner of such funds. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. The disposition of investments owned Fund II and EOF II Institutional is determined by the investment committee of EOF II GP. Attached as Appendix B-1 is information concerning the members of the investment committee required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such persons may be deemed, but are not conceded to be, controlling persons of EOF II GP.

     SMH CERI, LLC ("SMH CERI I") and SMH CERI (Institutional), LLC ("SMH CERI Institutional") are Delaware limited liability companies that were organized to purchase shares of the common stock of the Issuer. The address of their principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

     SMH CERI II, LLC ("SMH CERI II") is a Delaware limited liability company that was organized to purchase shares of the Series I Preferred Shares of the Issuer. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002.

CUSIP NO. 14008M 10 4                     13D                Page 15 of 23 Pages

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of EOF GP and EOF II GP. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Sanders Morris Harris. Sanders Morris Harris is a wholly owned subsidiary of Sanders Morris Harris Group, Inc. ("SMH Group".)Sanders Morris Harris is a registered broker/dealer.

     SMH Group is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 2900, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     Bruce R. McMaken is a Senior Vice President, Investment Banking of Sanders Morris Harris and is a Manager of SMH CERI I, SMH CERI Institutional, and SMH CERI II, and a member of the investment committee of EOF II GP, and a member of the investment committee of EOF GP. Mr. McMaken's business address is 600 Travis, Suite 3100, Houston, Texas 77002. He is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A, A-1, B, and B-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 27, 2001, Fund II purchased 202,340 common shares of the Issuer for an aggregate consideration of $404,680 and EOF II Institutional purchased 722,443 common shares of the Issuer for an aggregate consideration of $1,444,886. The source of these funds was working capital of the Funds.

     On September 7, 2001, Fund II purchased 322,500 common shares of the Issuer for an aggregate consideration of $645,000 and EOF II Institutional purchased 1,177,500 common shares of the Issuer for an aggregate consideration of $2,355,000. The source of these funds was working capital of the Funds.

     On September 7, 2001, SMH CERI I purchased 589,000 common shares of the Issuer for an aggregate consideration of $1,168,000 and SMH CERI

CUSIP NO. 14008M 10 4                  13D                   Page 16 of 23 Pages

Institutional purchased 1,461,000 common shares of the Issuer for an aggregate consideration of $2,932,000. The source of these funds was working capital of SMH CERI I and SMH CERI Institutional.

         On February 5, 2002, SMH CERI II entered into a Subscription Agreement (the "Subscription Agreement") with the Issuer pursuant to which it agreed to purchase an aggregate of 2,818,868 Series 1 Preferred Shares (the "Preferred Shares") of the Issuer for an aggregate consideration $7,470,000. The closing of the purchase of the Preferred Shares occurred on February 7, 2001. The source of these funds was working capital of SMH CERI II. Holders of the Preferred Shares do not have any voting or dividend right with respect to such Preferred Shares. Each Preferred Share was convertible into one common share of the Issuer automatically upon approval of such conversion by the holders of the Issuer's common shares. Under the Subscription Agreement, the Company agreed to hold a special meeting of its shareholders, as promptly as practicable, for the purpose of voting on the issuance of common shares upon conversion of the Preferred Shares. Pursuant to the Subscription Agreement, SMH CERI II has agreed to vote all common shares held directly or indirectly by SMH CERI II in favor of the conversion. The special meeting of shareholders was held on March 27, 2002, at which time the conversion of the Preferred Shares into common shares was approved.

         In June 2002, SMH exercised a warrant held by its deferred compensation plan and distributed certain shares acquired on exercise. SMH retained 5,788 shares and Mr. McMaken was distributed 2,684 shares.

Item 4.  Purpose of Transaction.

         On July 27, 2001, the Funds acquired 924,783 common shares of the Issuer in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

         On September 7, 2001, the Funds acquired 1,500,000 common shares of the Issuer in a privately negotiated transaction. The Funds entered into this transaction for general investment purposes.

         On September 7, 2001, SMH CERI I and SMH CERI Institutional acquired 2,050,000 common shares of the Issuer in a privately negotiated transaction. SMH CERI I and SMH CERI Institutional entered into this transaction for general investment purposes.

         On February 5, 2002, SMH CERI II and certain other investors entered into the Subscription Agreement, pursuant to which such persons agreed to purchase an aggregate of 11,320,754 Preferred Shares. Holders of the Preferred Shares do not have any voting or dividend right with respect to such Preferred Shares. Each Preferred Share is convertible into one common share of the Issuer automatically upon approval of such conversion by the holders of the Issuer's common shares. Under the Subscription Agreement, the Company has agreed to hold a special meeting of its shareholders, as promptly as practicable, for the purpose of voting on the issuance of common shares

CUSIP NO. 14008M 10 4                  13D                   Page 17 of 23 Pages
upon conversion of the Preferred Shares. Pursuant to the Subscription Agreement, SMH CERI II has agreed to vote all common shares held directly or indirectly by SMH CERI II in favor of the conversion. SMH CERI II entered into this transaction for general investment purposes. The special meeting was held on March 27, 2002.

         Following approval of the conversion issuance, there will be no agreements between SMH CERI II and any other shareholders of the Issuer to acquire, dispose of, hold, or vote any securities of the Issuer.

         Except as described in this Item 4, neither the Funds, SMH CERI I, SMH CERI Institutional, nor SMH CERI II have any present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                         Aggregate Number of       Percentage of
         Beneficial Owner                   Shares Owned               Class

Environmental Opportunities Fund, L.P.          632,806               1.81
Environmental Opportunities Fund                524,840               1.50
         II, L.P.
Environmental Opportunities Fund II
         (Institutional), L.P.                1,899,943               5.43
Environmental Opportunities
         Management Company, L.L.C.             632,806(1)            1.81
Fund II Mgt. Co., LLC                         2,424,783(2)            6.92
SMH CERI, LLC                                   589,000               1.68
SMH CERI (Institutional), LLC                 1,461,000               4.18
SMH CERI II, LLC                              2,818,868               8.05
Sanders Morris Harris Inc.                    3,063,377(3)            8.76
Bruce R. McMaken                              4,917,599(4)           14.04
-------------

CUSIP NO. 14008M 10 4                  13D                   Page 18 of 23 Pages

(1) Consists entirely of shares beneficially owned by Environmental Opportunities Fund, L.P.

(2) Consists entirely of shares beneficially owned by Environmental Opportunities Fund II, L.P. and Environmental Opportunities Fund II (Institutional), L.P.

(3) Includes 3,057,589 shares beneficially owned by Environmental Opportunities Management Company, L.L.C., and Fund II Mgt. Co., LLC.

(4) Includes 2,050,000 common shares beneficially owned by SMH CERI, LLC and SMH CERI (Institutional), LLC, 2,818,868 shares beneficially owned by SMH CERI II, LLC, and 27,694 common shares issuable upon the exercise of currently exercisable stock options.

     (b) The number of common shares as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A in response to Item 2 do not beneficially own any shares of common stock of the Issuer.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D.

     (d)  None

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the issuance of the Series 1 Preferred Shares, the Issuer extended certain demand and piggyback registration rights to SMH CERI II and the other purchasers of such shares, which obligate the Issuer to register with the Securities and Exchange Commission the common shares issuable upon conversion of the Series 1 Preferred Shares.

     On September 7, 2001, in connection with their purchase of common shares, each of Fund II, EOF II Institutional, SMH CERI I, and SMH CERI Institutional entered into a Registration Rights Agreement with the Issuer that provides the them with certain demand and piggy-back registration rights with respect to the common shares purchased.

     Except as stated herein, no reporting person nor, to the best of the knowledge of the reporting persons, any of the executive officers or directors listed on Annex A, A-1, B, or B-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or

CUSIP NO. 14008M 10 4                  13D                   Page 19 of 23 Pages
profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit     Title

  1         Joint Filing Agreement among the reporting persons.

  2 Form of Subscription Agreement by and among the Issuer and certain investors [Incorporated by reference to Exhibit 3 to the Schedule 13D filed February 15, 2002, by Don A. Sanders and certain other purchasers of Series 1 Preferred Shares of the Issuer]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    September 27, 2002

                                   Environmental Opportunities Fund, L.P.

                                   By: Environmental Opportunities
                                         Management Company, L.L.C.

                                   By      /s/ Bruce R. McMaken
                                      ----------------------------------
                                      Bruce R. McMaken, Manager

                                   Environmental Opportunities Fund II, L.P.
                                   Environmental Opportunities Fund II
                                         (Institutional), L.P.

                                   By: Fund II Mgt. Co., LLC.

                                   By      /s/ Bruce R. McMaken
                                      ----------------------------------
                                      Bruce R. McMaken, Manager

                                  SMH CERI, LLC
                                  SMH CERI (Institutional), LLC
                                  SMH CERI II, LLC

                                  By       /s/ Bruce R. McMaken
                                     ----------------------------------
                                     Bruce R. McMaken, Manager

                                          /s/ Bruce R. McMaken
                                  -------------------------------------
                                  Bruce R. McMaken

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 14008M 10 4               13D              Page 20 of 23 Pages

                                                                      Appendix A

                       Directors and Executive Officers of
                           Sanders Morris Harris Inc.

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                              Present Principal Occupation or Employment;
Name                                        Business Address

Ben T. Morris                 President, Chief Executive Officer, and Director
George L. Ball                Chairman of the Board
Robert E. Garrison II         Director, President of Sanders Morris Harris Group
Don A. Sanders                Chairman of the Executive Committee
Titus H. Harris, Jr.          Executive Vice President
Richard C. Webb               Executive Vice President
Anthony J. Barton             Executive Vice President

Peter M. Badger               President of Fixed Income Division
R. Larry Kinney               Director of Trading Activities
Richard D. Grimes             Executive Vice President
Howard Y. Wong                Chief Financial Officer and Treasurer
Sandy Williams                Secretary

CUSIP NO. 14008M 10 4               13D              Page 21 of 23 Pages

                                                                    Appendix A-1

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                           Present Principal Occupation or Employment;
Name                                    Business Address

George L. Ball             Director and Chairman of the Board
Ben T. Morris              Director and Chief Executive Officer
Robert E. Garrison II      Director and President
Don A. Sanders             Director, Vice Chairman
Titus H. Harris, Jr.       Director, Executive Vice President of SMH
Donald R. Campbell         Director, retired
W. Blair Waltrip           Director, private investor
John H. Styles             Director, private investor
Nolan Ryan                 Director, private investor
Dan S. Wilford             Director, President and CEO of Memorial Hermann
                                Healthcare System
Stephen M. Reckling        Chairman and CEO of Pinnacle Management & Trust Co.
Rick Berry                 Chief Financial Officer

CUSIP NO. 14008M 10 4               13D              Page 22 of 23 Pages

                                                                      Appendix B

                     Members of the Investment Committee of
             Environmental Opportunities Management Company, L.L.C.

         The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Environmental Opportunities Management Company, L.L.C. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                Present Principal Occupation or Employment;
Name                                       Business Address

Kenneth Ch'uan-K'ai Leung       Managing Director of Sanders Morris Harris Inc.,
                                his business address is 126 East 56th Street,
                                24th Floor, New York, New York 10022.
Bruce R. McMaken                Senior Vice President, Investment Banking of
                                Sanders Morris Harris Inc., his business address
                                is 600 Travis, Suite 3100, Houston, Texas 77002
John Quirk                      Partner of Quirk Carson  Peppet, his business
                                address is 590 Madison Avenue, New York, New
                                York 10022.

CUSIP NO. 14008M 10 4               13D              Page 23 of 23 Pages

                                                                    Appendix B-1

                     Members of the Investment Committee of
                              Fund II Mgt. Co., LLC

         The following table sets forth the name, business address, and present principal occupation or employment of each member of the investment committee of Fund II Mgt. Co., LLC. Unless otherwise indicated below, each such person is a citizen of the United States. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                                   Present Principal Occupation or Employment;
Name                                            Business Address

Kenneth Ch'uan-K'ai Leung          Managing Director of Sanders Morris Harris
                                   Inc., his business address is 126 East 56th
                                   Street, 24th Floor, New York, New York
                                   10022.
Bruce R. McMaken                   Senior Vice President, Investment Banking of
                                   Sanders Morris Harris Inc., his business
                                   address is 600 Travis, Suite 3100, Houston,
                                   Texas 77002
Bruce Cummings                     Managing Member of Elben LLC, a consulting
                                   company, his business address is 126 East
                                   56/th/ Street, 24/th/ Floor, New York, New
                                   York 10022.